AB
2/26

SECU 13011684 SSION

SEC
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Section
FEB 25 2013
Washington DC
400

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68645

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ORCA CAPITAL SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 SW BROADWAY, SUITE 1710
(No. and Street)

PORTLAND (City) OR (State) 97205 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
NORMAN B. DUFFETT (503) 886-8978
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PERKINS & CO., P.C.
(Name – *if individual, state last, first, middle name*)

1211 S W FIFTH AVENUE, SUITE 1000 (Address) PORTLAND (City) OR (State) 97034 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

2/26/13

OATH OR AFFIRMATION

I, NORMAN B. DUFFETT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ORCA CAPITAL SECURITIES, LLC, as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
AHSAN K MIR
NOTARY PUBLIC - OREGON
COMMISSION NO. 472285
MY COMMISSION EXPIRES OCTOBER 02, 2016

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ORCA CAPITAL SECURITIES, LLC

Financial Statements
For the Fiscal Year End December 31, 2012
With
Independent Auditor's Report

Contents

Independent Auditor's Report 1 - 2

Financial Statements

Statement of Financial Condition 3

Statement of Income 4

Statement of Changes in Member's Equity 5

Statement of Cash Flows 6

Notes to Financial Statements 7 – 9

Supplementary Information

Computation of Net Capital Pursuant to Rule 15c3-1 11

Computation for Determination of Reserve Requirements and Information Relating to Possession and Control Requirements Under Rule 15c3-3 12

Independent Auditor's Report on Internal Control 14 - 15

PERKINS & CO

+ 1211 SW Fifth Avenue, Suite 1000
+ Portland, Oregon 97204-3710
+ Telephone: 503.221.0336
+ Fax: 503.294.4378
+ www.perkinsaccounting.com

INDEPENDENT AUDITOR'S REPORT

The Member of
Orca Capital Securities, LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Orca Capital Securities, LLC (the Company) as of December 31, 2012, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Orca Capital Securities, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The supplementary information contained in the supplemental schedules has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplementary information contained in the supplemental schedules is fairly stated in all material respects in relation to the financial statements as a whole.

Perkins & Company, P.C.

February 15, 2013

ORCA CAPITAL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Assets		
Cash and cash equivalents	$	138,961
Accounts receivable		24,655
Prepaid expenses		6,683
Property & Equipment, Net		24,920
Deposits		4,189
Total Assets	$	199,408

LIABILITIES AND MEMBER'S CAPITAL

Liabilities		
Accounts payable	$	14,935
Accrued liabilities		29,141
Total Liabilities		44,076
Member's Capital		
Member's capital		338,000
Accumulated Loss		(182,668)
Total Member's Capital		155,332
Total Liabilities and Member's Capital	$	199,408

The accompanying notes are an integral part of these financial statements.

ORCA CAPITAL SECURITIES, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2012

Revenues:		
Investment banking	$	521,682
Interest and dividends		1,093
Reimbursed expenses		2,514
Total Revenue		525,289
Expenses:		
Employee compensation and benefits		287,302
Professional fees		71,326
Occupancy and equipment		43,321
Travel expenses		17,502
Communications and data processing		16,797
Other expenses		50,345
Total Expenses		486,593
Net Income	$	38,696

The accompanying notes are an integral part of these financial statements.

ORCA CAPITAL SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

	Member's Equity	Accumulated Loss	Total Member's Equity
Balance, January 1, 2012	$ 300,000	$ (221,364)	$ 78,636
Member contributions	38,000	-	38,000
Net income for the period ended December 31, 2012	-	38,696	38,696
Balance, December 31, 2012	$ 338,000	$ (182,668)	$ 155,332

The accompanying notes are an integral part of these financial statements.

ORCA CAPITAL SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

Cash flows provided by operating activities		
Net income	$	38,696
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		5,244
Decrease in accounts receivable		22,023
Increase in prepaid expenses		(2,552)
Decrease in deposits		139
Decrease in accounts payable		(6,633)
Increase in accrued liabilities		25,673
Decrease in deferred revenue		(38,125)
Net cash provided by operating activities		44,465
Cash flows used in investing activities		
Purchase of fixed assets		(12,836)
Net cash used in investing activities		(12,836)
Cash flows provided by financing activities		
Member contributions		38,000
Net cash provided by financing activities		38,000
Net increase in cash and cash equivalents balance		69,629
Beginning cash and cash equivalents balance		69,332
Ending cash and cash equivalents balance	$	138,961

The accompanying notes are an integral part of these financial statements.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company Background

Orca Capital Securities, LLC (Company) is a Broker/Dealer primarily engaged in providing investment banking services. The Company was organized in the State of Oregon in June 2010. The Company is registered as a Securities Broker/Dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is headquartered in Oregon, and it maintains licensing and registration in Oregon, Washington, California and New York.

Accounts Receivable

Investment banking receivables are periodically reviewed to determine whether the amounts are collectible. Investment banking receivables are written off when they are determined to be uncollectible.

Income Taxes

The Company, with consent of its member, is taxed under the provisions of subchapter S of the Internal Revenue Code and applicable state statutes and therefore, the Company's income flows through to the member to be taxed at the individual level rather than the corporate level. Accordingly, the Company will have no tax liability (with limited exceptions) as long as the subchapter S election is in effect.

Management believes it has no material uncertain tax positions and, accordingly, it has not recorded a liability for unrecognized tax benefits. Generally, the Company is subject to examination by federal, state and local income tax authorities for three years following the filing of a tax return. The Company is subject to examination for tax years since its inception in 2010.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Investment banking revenues are recognized and recorded when earned. Deferred revenues arising from non-refundable retainers are recognized as revenues when considered earned, generally upon the completion of certain investment banking materials or per a predetermined amount of time after commencement of the engagement effort.

Advertising and Marketing

The Company expenses advertising and marketing costs as they are incurred. Advertising and marketing expense for the year ended December 31, 2012 was $5,628 and is included in other expenses in the statement of income.

Cash and Cash Equivalents

The Company considers cash and money market funds to be cash and cash equivalents. The Company maintains its cash in bank deposits at regional financial institutions. Deposits at times may have exceeded federally insured limits.

NOTE 2 SIGNIFICANT CONCENTRATIONS

Six customers represent approximately 98% of total revenue for the year ended December 31, 2012, including one customer representing 69% of total revenue for the year ended December 31, 2012.

NOTE 3 LEASES

The Company occupies office space under a non-cancelable operating lease which expires in January 2014. Office rent expense for 2012 was $34,777 and is included in occupancy and equipment in the statement of income. The following is a schedule by years of future minimum lease payments required by non-cancelable operating leases.

Year	Required Minimum Lease Payments
2013	$ 23,935
2014	2,039
	$ 25,974

NOTE 4 PROPERTY AND EQUIPMENT

Depreciation is provided on a straight-line basis using estimated useful lives of five years. The major classes of assets as of the balance sheet date are as follows:

Asset Class	Cost	Accumulated Depreciation/ Amortization	Net
Computer Equipment	$ 6,959	$ 2,077	$ 4,882
Furniture & Fixtures	22,165	5,311	16,854
Leasehold Improvements	2,768	1,107	1,661
Telephone Equipment	1,311	568	743
Web-Site Development	1,200	420	780
Total	$ 34,403	$ 9,483	$ 24,920

Depreciation and amortization expense was $5,244 during 2012.

NOTE 5 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Rule requires that the Company maintain minimum net capital of $5,000. At December 31, 2012, the Company had net capital of $94,885, which was $89,885 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.46 to 1.

NOTE 6 SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 15, 2013, the date the financial statements are issued, and has concluded that no recognized subsequent events have occurred since its fiscal year ended December 31, 2012.

NOTE 7 EXEMPTION FROM RESERVE REQUIREMENTS

The Company does not hold customer securities and does not perform custodial functions relating to customer accounts; therefore, the company is exempt pursuant to Rule 15c3-3 subparagraph (k)(2)(i) from the possession and control requirements and the requirement to maintain reserves for the exclusive benefit of its customers.

NOTE 8 CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2012.

SUPPLEMENTAL INFORMATION

ORCA CAPITAL SECURITIES, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934 AS OF DECEMBER 31, 2012

Net Capital		
Total Member's capital	$	155,332
Deductions and/or charges:		
Nonallowable assets:		
Accounts receivable		(24,655)
Prepaid expenses		(6,683)
Property & Equipment, Net		(24,920)
Deposits		(4,189)
Total nonallowable assets		(60,447)
Net capital	$	94,885
Aggregate indebtedness		
Items included in statement of financial condition:		
Accounts payable	$	14,935
Accrued liabilities		29,141
Total aggregate indebtedness	$	44,076
Computation of basic net capital requirement		
Minimum net capital requirement	$	5,000
Excess net capital	$	89,885
Ratio: aggregate indebtedness to net capital		0.46 to 1

Schedule of Reconciliation of Net Capital per unaudited FOCUS Report with Audit Report:

Net capital, as reported in Company's Part IIA (unaudited) FOCUS Report filed on 1/24/2013	$	94,885
Adjustments		-
Net capital, per audited report	$	94,885

ORCA CAPITAL SECURITIES, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2012

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2012

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17A-5

PERKINS & CO

+ 1211 SW Fifth Avenue, Suite 1000
+ Portland, Oregon 97204-3710

+ Telephone: 503.221.0336
+ Fax: 503.294.4378
+ www.perkinsaccounting.com

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5

The Member of
Orca Capital Securities, LLC:

In planning and performing our audit of the financial statements of Orca Capital Securities, LLC (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 15, 2013

ORCA CAPITAL SECURITIES, LLC

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED UPON PROCEDURES RELATED TO AN ENTITY'S GENERAL ASSESSMENT RECONCILIATION FOR THE YEAR ENDED DECEMBER 31, 2012

PERKINS & CO

PERKINS & CO

+ 1211 SW Fifth Avenue, Suite 1000
+ Portland, Oregon 97204-3710

+ Telephone: 503.221.0336
+ Fax: 503.294.4378
+ www.perkinsaccounting.com

Independent Accountant's Report on Applying Agreed Upon Procedures Related to an Entity's General Assessment Reconciliation

The Member of
Orca Capital Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Orca Capital Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Orca Capital Securities LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Orca Capital Securities, LLC's management is responsible for Orca Capital Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (cash disbursement journal) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Perkins & Company, P.C.

February 15, 2013

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended DECEMBER 31 , 20 12
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068645
ORCA CAPITAL SECURITIES, LLC
1000 SW BROADWAY
SUITE 1710
PORTLAND, OR 97205-3061

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
RICK ALVAREZ (770) 263-7300

2. A. General Assessment (item 2e from page 2) $1,307
   B. Less payment made with SIPC-6 filed (exclude interest) (1,101)
      7/24/12
      Date Paid
   C. Less prior overpayment applied (0)
   D. Assessment balance due or (overpayment) 206
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0
   F. Total assessment balance and interest due (or overpayment carried forward) $206
   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $206
   H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ORCA CAPITAL SECURITIES, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 11th day of February, 2013.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JAN 1, 20 12
and ending DEC 31, 20 12
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $525,289

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Reimbursable out of pocket expenses 2,514

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) 0

Total deductions 2,514

2d. SIPC Net Operating Revenues $522,775

2e. General Assessment @ .0025 $1,307

(to page 1, line 2.A.)